June 13, 2007

Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re: BJ Services Company
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 7, 2006
File No. 1-10570

Dear Ms. Sifford:

On behalf of BJ Services Company, this letter responds to comments on the above referenced filing, as detailed in the Staff's letter dated May 30, 2007.

COMMENT:

Note 1. Business and Basis of Presentation

Intangibles assets, page 52

We have reviewed your response to comment 1 of our letter dated May 4, 2007, and we continue to disagree with your conclusions. We note that the accounting literature you refer to, paragraph B111 of SFAS 142 and EITF D-101, refers to the aggregation of components of operating segments, not the aggregation of operating segments. As such, we believe that each of your operating segments constitutes a reporting unit as contemplated by SFAS 142. Inasmuch as you have represented to us that this would not have resulted in goodwill impairment over the past five years, please revise your disclosure prospectively.

RESPONSE:

We propose to revise the disclosure of our Summary of Significant Accounting Policies for Intangible assets in our future Form 10-K filings as follows (revisions in bold text):

"Intangible assets: Goodwill represents the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. We account for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangible Assets, which requires goodwill to be reviewed by reporting unit for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. In determining our reporting units we considered the way we manage our operations and the nature of those operations. Our reporting units are our operating segments (see Note 8). We performed our annual evaluation as of September 30 and concluded that an impairment adjustment was not necessary to our goodwill balance at September 30, 2006 and 2005, respectively. Other intangible assets primarily consist of technology based intangible assets and are being amortized on a straight-line basis ranging from 5 to 20 years, with the weighted average amortization period being 17.7 years. We utilize undiscounted estimated cash flows to evaluate any possible impairment of intangible assets. If such cash flows are less than the net carrying value of the intangible assets, we would record an impairment loss equal to the difference in discounted estimated cash flows and the net carrying value. The discount rate utilized is based on market factors at the time the loss is determined."

COMMENT:

Form 10-Q for the period ended March 31, 2007

Item 4. Controls and Procedures, page 33

Please revise your disclosure to comply with Item 308(c) of Regulation S-K.

RESPONSE:

We have made no change to our internal controls over financial reporting during the period ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. Since there has been no change, our disclosure complies with Item 308(c) of Regulation S-K. As referenced in Question 22 below (emphasis added), additional disclosure is not required.

Question 22 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 -Frequently Asked Questions, which was referenced as still applicable in the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments Speech by SEC Staff, states that "If the issuer has made any significant changes to internal controls or in other factors that could significantly affect these controls, such changes would presumably follow some evaluation, in which case the required disclosure must be made. If the issuer has made no significant changes, then no disclosure is required."

Please feel free to contact us should you have any additional questions.

Sincerely,

By:	/s/ Jeffrey E. Smith
Jeffrey E. Smith
Vice President and Chief Financial Officer